[BAKER BOTTS L.L.P. LETTERHEAD]
July 2, 2009
Via EDGAR and Overnight Mail
Mr. John P. Lucas
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Re:	Pride SpinCo, Inc. Amendment No. 3 to Registration Statement on Form 10 Filed June 16, 2009 File No. 1-34231
Dear Mr. Lucas:
On behalf of Pride SpinCo, Inc. (the “Registrant”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Registrant responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, by facsimile dated June 26, 2009.
Please telephone the undersigned (713.229.1856) with any questions or comments you may have regarding the enclosed.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ Eric C. Swanson
Eric C. Swanson

Enclosures

cc:	Randall D. Stilley Pride SpinCo, Inc. H. Roger Schwall Anne Nguyen Parker Suying Li Christopher White Sandra Eisen United States Securities and Exchange Commission

United States Securities and Exchange Commission

July 2, 2009

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Pride SpinCo, Inc.

DATE:	July 2, 2009

RE:	Amendment No. 3 to Registration Statement on Form 10; Filed June 16, 2009; File No. 1-34231 Response to SEC Comments dated June 25, 2009
     We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by facsimile dated June 26, 2009 relating to the above-referenced filing (the “Registration Statement”) of Pride SpinCo, Inc. (the “Company”). We have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 4 to the Registration Statement. For your convenience, our responses are prefaced by the corresponding Staff comment in italicized text.
Amendment No. 3 to Registration Statement on Form 10
General
1.	We note that there are still several blank spaces in your filing and that you have not filed all exhibits. We may have further comments when that information has been provided.

Response: We have filed as exhibits to Amendment No. 4 to the Registration Statement the Credit Facility Term Sheet, Employee Stock Purchase Plan and the form of Tax Support Agreement. We also have refiled the Company’s 2009 Long-Term Incentive Plan, solely to change the maximum number of shares issuable under the plan (as a percentage of the issued and outstanding shares on the date of the spin-off) from 10% to 13%. We do not expect to file any additional exhibits.

We have included our pro forma financial information in Amendment No. 4 to the Registration Statement and have filled in other blank spaces in the document. Most of the remaining blank spaces are dependent on the distribution ratio for the spin-off, which will be determined by the board of Pride International, Inc. after the Staff’s review of the Registration Statement is substantially complete.

United States Securities and Exchange Commission

July 2, 2009

Unaudited Pro Forma Combined Financial Information, page 45
2.	Tell us why you do not believe it appropriate to present a pro forma adjustment to your pro forma balance sheet representing the security instrument that you anticipate issuing with respect to the Mexican tax assessments, which you describe beginning at the bottom of page 20 and elsewhere in your filing. Refer to Regulation S-X, Rule 11-02(b)(6). We believe it would also be appropriate to disclose here the additional bond that you anticipate issuing no earlier than the third quarter of 2009 and additional assessments that you anticipate, all as described on page F-31 of your filing. Finally, to the extent that you can anticipate additional assessments based upon the amount of deductions taken, we believe such amounts should be disclosed where material.

Response: We do not believe it is appropriate to present a pro forma adjustment to the pro forma balance sheet representing the existing or anticipated surety bonds provided to the Mexican tax authority because (i) the procurement of these bonds cannot be considered to be “directly attributable to the transaction” as provided in Regulation S-X, Rule 11-02(b)(6)(i), and (ii) even if the bonds were directly attributable to the transaction, our obligation with respect to the bonds would not be reflected on the pro forma balance sheet because the tax liability to which they relate is not reflected in a FIN 48 reserve on our balance sheet.

As noted on page 21 and elsewhere in our filing, the bonds are necessary in order to maintain proceedings to contest the tax assessments, and thus would be required even if the spin-off were not occurring. If we were to continue to operate as a division of Pride, we or Pride would still be required to maintain the existing surety bonds and to obtain the new surety bonds that will be due in the third quarter of 2009. For this reason we do not believe the bonds are directly attributable to the spin-off transaction and therefore cannot be reflected in the pro forma balance sheet.

Moreover, as noted in our response to Comment No. 4 in the Staff’s comment letter dated May 1, 2009, we believe it is more likely than not that we will receive the full benefit of the cost deductions which are the primary issue in dispute with the Mexican tax authority. Accordingly, we have recognized the full tax benefit of the depreciation deductions in our financial statements and have not recorded a reserve in accordance with FIN 48. The existing and anticipated surety bonds have been and are expected to be issued by a third party surety, and we will be obligated to reimburse the surety if the bond is ever drawn upon by the Mexican tax authority. Our contingent liability under the surety bonds arises only if the underlying tax assessment becomes due and payable, which is itself a contingency not presently required to be reflected on our balance sheet pursuant to FIN 48. If the potential tax liability itself is not required to be reflected on our balance sheet, the contingent obligation to reimburse the surety bond issuer with respect to that liability is also not required to be reflected on the balance sheet.

In response to the Staff’s comment regarding disclosure of anticipated additional assessments, we have added the following disclosure on pages 21 and 57 of the Information Statement included as Exhibit 99.1 to Amendment No. 4 to the Registration Statement (the “Information Statement”):

United States Securities and Exchange Commission

July 2, 2009

“If the Mexican tax authorities were to apply a similar methodology on the primary issue in the dispute to remaining open tax years, the total amount of future tax assessments (inclusive of related penalties and interest) could be approximately $100 million as of March 31, 2009.”
Management’s Discussion and Analysis
Critical Accounting Estimates
Property and Equipment, page 54
3.	We have considered your response to the prior comment 2 from our letter dated May 1, 2009 and the supplemental information provided. Please tell us:
a.	How you applied the guidance at SFAS 144 paragraph 10 to group your rigs and rig equipment for the purpose of recognition and measurement of an impairment loss.

b.	How you considered the useful lives of the rigs and rig equipment (5 to 25 years) in determining the effective dayrate and utilization inputs in your asset impairment test model. We note a few rigs built in the early 1980s are projected to generate revenue in years from 2010 to 2013. We refer you to the guidance at SFAS 144 paragraph 18.
Response:
(a) We grouped our rigs for impairment analysis based on our parent company’s analyses due to the carryover basis of accounting for common control transactions similar to the spin-off transaction. Paragraph 10 of SFAS 144 states that assets shall be grouped at the lowest level for which identifiable cash flows are “largely independent of the cash flows of other assets and liabilities.” After analyzing the revenues and costs attributable to the rigs in our fleet, we concluded that a rig with similar technical characteristics and requirements does not generate cash flows that are “largely independent” of the cash flows of a similar rig:
•	Rigs with similar technical characteristics are often interchangeable — a customer could accept one rig or the other, or the rigs could be substituted;

•	Labor costs can be re-directed among the rigs within an asset group;

•	Costs can be shared as equipment and spare parts are interchangeable among the rigs within an asset group.
Based on the above, we determined that the lowest level for which identifiable cash flows are largely independent is an asset group consisting of rigs with similar characteristics in the same “highest and best use” of the assets. As a result, we identified our entire mat-supported jackup fleet as a single asset group under paragraph 10 of SFAS 144.

United States Securities and Exchange Commission

July 2, 2009

Please note that, as disclosed in the Information Statement (and described further below in our response to Comment No. 4), Pride will conduct, as of the date of the spin-off, a fair value assessment of our assets to determine whether an impairment loss should be recognized. We will recognize an impairment loss if the carrying value of our assets exceeds their fair value as determined in the assessment. We will disclose the anticipated amount of the loss, if any, in our next filing of the Registration Statement, once our preliminary fair value assessment is complete.

(b) We utilized the remaining estimated useful lives of our mat-supported jackup fleet as of March 31, 2009, in determining the effective dayrate and utilization inputs in our asset impairment test model. As discussed in “Management’s Discussion and Analysis of Combined Financial Condition and Results of Operations—Critical Accounting Estimates—Property and Equipment” on page 55, historically we have periodically performed significant capital upgrades and life-enhancing projects on our rig fleet, which have resulted in extensions beyond their original estimated useful lives. As stated in the Critical Accounting Estimates disclosure, the remaining depreciable lives of our rigs range from 1.2 years to 13.7 years as of March 31, 2009. Consistent with paragraph 18 of SFAS 144, in our asset impairment test model we did not attribute any future cash flows to a rig beyond its remaining useful life.

4.	We have considered your response to the prior comment 3 from our letter dated May 1, 2009. Please expand your disclosures related to the impairment test of property and equipment to explain how the significant assumptions that you have identified and disclosed impacted your estimate of projected future cash flows for the matt-supported jackup rigs. Since you have identified several estimates that are sensitive to change, available quantitative information regarding the assumptions used in your impairment tests may provide useful information to investors. For example, if your assumptions regarding utilization rates correspond to anticipated oil and gas prices, it may be useful to disclose assumed price ranges. We refer you to Financial Reporting Codification 501.14 for further guidance.

Response: Pursuant to the Staff’s comment, we have added the following to the discussion of our evaluation of asset impairment as of March 31, 2009 on pages 55-56 of the Information Statement:

“Our analysis of projected undiscounted cash flows as of March 31, 2009 assumed a continuation of current natural gas prices in the $3.00/MMBtu to $4.00/MMBtu (million British thermal units) range for the remainder of 2009, which we assumed would result in further reductions in drilling activity, along with a continued deterioration of utilization and dayrates in the U.S. Gulf of Mexico. The analysis reflected management’s view that natural gas prices in 2010, however, would increase over time to $7.00/MMBtu to $8.00/MMBtu by the end of the year, which we assumed would result in an increase in drilling activity to a level where equilibrium is reached between rig supply and demand. Should gas prices, drilling

United States Securities and Exchange Commission

July 2, 2009

activity and resulting utilization and dayrates continue at current depressed levels for an extended period, we could be required to recognize impairment losses to the extent future cash flow estimates, based on information available to management at the time, indicate that the carrying value of these rigs may not be recoverable.”
We also have included the following risk factor on page 28 of the Information Statement:
“We may be required to record an impairment loss on our rig fleet as a result of the spin-off.
We currently value our rig fleet at historical cost in our financial statements as required by U.S. generally accepted accounting principles. We periodically evaluate our property and equipment for impairment whenever events or circumstances indicate the carrying value of such long-lived assets may not be recoverable. Asset impairment valuations are based on estimated future undiscounted cash flows of the assets being evaluated to determine the recoverability of the carrying amounts. These evaluations of our rig fleet have not resulted in impairment losses in the past. However, we will be required as a result of the spin-off to perform an assessment of the fair value of our rig fleet as compared to its carrying value. To the extent that the carrying value exceeds the assessed fair value, we will recognize an impairment loss. Due to the current economic environment, it is possible that we will be required to record a significant impairment loss on our rig fleet.” [Note to the Staff—Pride expects to complete a preliminary fair value assessment before the filing of Amendment No. 5 to the Registration Statement. If the results of this preliminary assessment indicate that an impairment loss will be required, we expect to change the last sentence of this paragraph to read as follows: “Pride has conducted a preliminary fair value assessment of our rig fleet, and as a result we currently expect to record an impairment loss of between $[___] and $[___] as a result of the spin-off.”]
Finally, we have added the following to our Critical Accounting Estimates with respect to Property and Equipment on page 56 of the Information Statement (with similar disclosure in footnotes to our capitalization table and our pro forma financial information):
“Pride will conduct, as of the date of the spin-off, a fair value assessment of our long-lived assets to determine whether an impairment loss should be recognized. We will recognize an impairment loss if the carrying value of our assets exceeds their fair value as determined in the assessment. This impairment loss would result in a reduction to our total assets and a corresponding reduction to net parent funding (which will be converted to paid-in capital in connection with the spin-off). It is possible that we will be required to record a significant impairment loss on our rig fleet as a result of performing the fair value assessment.”

United States Securities and Exchange Commission

July 2, 2009

Note 2. Summary of Significant Accounting Policies
Goodwill, page F-36
5.	Please tell us why you consider it is appropriate to exclude property and equipment from your fair value measurement disclosure. Refer to paragraphs 33 and A36 of SFAS 157.

Response: We consider it appropriate to exclude property and equipment from our fair value disclosure under paragraphs 33 and A36 of SFAS 157 because we have not recorded an impairment charge on our property and equipment, and therefore do not consider property and equipment to have been measured at fair value on a nonrecurring basis within the scope of paragraphs 33 and A36. Property and equipment is not subject to fair value measurement under SFAS 157 if no impairment charge has been recognized. Should we be required to record an impairment charge under SFAS 144 in the future, we will include these disclosures in our filings.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.